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As Filed with the Securities and Exchange Commission on December 5, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

APEX MORTGAGE CAPITAL, INC.
(Exact name of registrant as specified in its charter)

Maryland	95-4650863
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)

865 South Figueroa Street
Los Angeles, California 90017
(213) 244-0440

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Philip A. Barach
President and Chief Executive Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street
Los Angeles, California 90017
(213) 244-0440

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Peter T. Healy, Esq.	William T. Quicksilver, Esq.
O'Melveny & Myers LLP	Manatt, Phelps & Phillips, LLP
275 Battery Street, Suite 2600	11355 West Olympic Boulevard
San Francisco, California 94111	Los Angeles, California 90064
(415) 984-8700	(310) 312-4000

   Approximate date of commencement of proposed sale to the public: as soon as practicable following the effective date of this registration statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /x/ 333-73448

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434 of the Securities Act, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee (1)

Common Stock, par value $0.01 per share	575,000	$10.40	$5,980,000	$1,495

(1)
Based on the public offering price. The Registrant previously registered an aggregate of $32,695,650 worth of common stock on a Registration Statement on Form S-2 (Registration Number 333-73448), at which time a filing fee of $8,173.91 was paid. The Registrant has instructed a bank to transmit by wire transfer the additional filing fee of $1,495.00 in connection with the Rule 462(b) Registration Statement to the Securities and Exchange Commission. The Registrant will not revoke such instruction, and the Registrant has sufficient funds in such account to cover the amount of the registration fee.

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

    We hereby incorporate by reference into this registration statement, filed pursuant to the Securities Act of 1933, as amended, and Rule 462(b) promulgated thereunder, all of Part I and Part II of our registration statement on Form S-2 which was declared effective on December 5, 2001 (Registration No. 333-73448), including all amendments and exhibits thereto and all information incorporated by reference therein. We are filing this registration statement to register 575,000 shares of our common stock, $0.01 par value per share.

    The required opinions and consents are listed on the Exhibit Index attached to and filed with this registration statement.

1

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and pursuant to Rule 462(b) under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on December 5, 2001.

APEX MORTGAGE CAPITAL, INC.
By:	/s/ David S. DeVito David S. DeVito President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Philip A. Barach	President, Chief Executive Officer and Director
* Jeffrey E. Gundlach	Chief Investment Officer and Vice Chairman of the Board of Directors
* David S. DeVito	Interim Chief Financial Officer and Controller
* Marc I. Stern	Chairman of the Board of Directors
* Peter G. Allen	Director
* John C. Argue	Director
* John A. Gavin	Director
* Carl C. Gregory, III	Director
*By:	David S. DeVito Attorney-in-Fact December 5, 2001

S–1

EXHIBIT INDEX

    Pursuant to Item 601(a)(2) of Regulation S-K, this exhibit index immediately precedes the exhibits.

Exhibit No.	Description
5.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP as to legality of the shares being registered.
23.1	Deloitte & Touche LLP's Independent Auditors' Consent.
23.2	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included within the opinion filed as Exhibit 5.1).
24.1	Powers of Attorney (previously filed).

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EXPLANATORY NOTE AND INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT INDEX